UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 2, 2022, announcing that the Company received a transparency notification dated April 29, 2022 from Famatown Finance Limited, according to which Famatown Finance Limited holds 10.01% of the voting rights in the Company pursuant to an acquisition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 2, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 2 May 2022 –8 am CET _______________________________________

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(Article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 2 May 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received on 29 April 2022 a transparency notification dated 29 April 2022 from Famatown Finance Limited according to which Famatown Finance Limited holds 10,01% of the voting rights in the Company pursuant to an acquisition on 28 April 2022. Famatown Finance Limited has thereby crossed the 10% threshold.

The Company also reports that Famatown Finance Limited has filed a Form 13D, including information regarding the purpose of the transaction, with the US Securities and Exchange Commission. A copy of such filing can be consulted on our website: https://www.euronav.com/en/investors/company-news-reports/sec-filings/

2.	Content of the notification

The notification dated 29 April 2022 contains the following information:

•	Reason for the notification:
Acquisition or disposal of voting securities or voting rights

•	Notification by:
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA
Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

•	Transaction date:
28/04/2022

•	Threshold that is crossed:
10%

PRESS RELEASE Regulated information 2 May 2022 –8 am CET _______________________________________

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0	0	0.00%	0,00%
Famatown Finance Limited	12,106,000	22,016,815		10.01%
Subtotal	12,106,000	22,016,815		10.01%
	TOTAL	22,016,815	0	10.01%	0,00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	22,016,815	10.01%

•	Full chain of controlled undertaking through which the holding is effectively held:
C.K. Limited controls Greenwich Holdings Limited, which in its turn controls Famatown Finance Limited. C.K. limited is not a controlled entity.
•	Additional information
N/A

3.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2022/

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/

*
*  *

Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Road to Decarbonisation Presentation: Thursday 5 May 2022
Announcement of Q1 2022 results: Thursday 12 May 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 37 VLCCs (three to be delivered), 26 Suezmaxes (of which two vessels are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information 2 May 2022 –8 am CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.